Exhibit 1

For Release

Compugen Reports Second Quarter 2010 Financial Results

Company webcast today at 10AM EDT

TEL AVIV, ISRAEL, July 27, 2010 --- Compugen Ltd. (NASDAQ: CGEN) today reported its results for the second quarter ending June 30, 2010.

Compugen president and CEO, Dr. Anat Cohen-Dayag stated, “Since our last quarterly report, we were pleased to announce several discovery platform and product candidate achievements; however, the highlight was the study results of CGEN-15001 in a well-recognized animal model for multiple sclerosis, supervised by a leading expert in the field. Although still very early, these results clearly indicate that this molecule could provide significant benefits to relapsing-remitting MS patients, who represent by far the largest MS patient population. We are also pleased by both the continuing confirmation of these encouraging results in our ongoing studies, including a recent evaluation showing that the study animals are still in remission approximately two months after CGEN-15001 was last administered, and the broad and enthusiastic interest of the industry in this discovery.”

Dr. Cohen-Dayag continued, “From a corporate standpoint, we also believe that the in silico prediction of the existence of this attractive product candidate in this extensively researched field provides strong additional validation of our unique 'discovery on demand' capabilities, with such capabilities currently the subject of ongoing negotiations with potential collaborators.”

Revenues for the second quarter of 2010 were $800,000 compared with $225,000 for the second quarter of 2009. Revenues for the six months ending June 30, 2010 were $925,000, compared with $225,000 for the same period in 2009. The substantial increases for 2010 from the comparable three and six month periods of 2009 resulted from the recognition of initial fees and research revenues from certain collaborations.  Reported revenues for all periods do not include amounts received from governmental and other grants, which are accounted for by Compugen as a reduction of research and development expenses, and not as revenues.

With respect to Other Income, the $3.6 million and $3.7 million reported for the second quarter and first six months of last year, respectively, reflect net proceeds of $3.6 million from the sale in the second quarter of 2009 of one million ordinary shares of Evogene Ltd. held by the Company. Following such sale, Compugen continues to hold 1.15 million Evogene shares.

Net loss for the most recent quarter was $896,000 (including a non-cash expense of $412,000 related to stock based compensation) or $0.03 per share, compared with net income of $2.4 million (including a non-cash expense of $350,000 related to stock based compensation), or $0.08 per share, for the corresponding quarter of 2009. The net loss for the first six months of 2010 was $3.6 million (including a non-cash expense of $1.3 million related to stock based compensation), or $0.11 per share, compared with net income of $63,000 (including a non-cash expense of $629,000 related to stock based compensation), or $0.01 per share, for the same period in 2009.  The net income reported for comparable periods in 2009 reflects the sale of Evogene shares as indicated in the prior paragraph.

Research and development expenses were $1.3 million for the second quarter of 2010, compared with $1.5 million for the second quarter of 2009, and remain the Company’s largest expense, representing approximately 60% of total operating expenses. These amounts are before the deduction of governmental and other grants, which totaled $524,000 for the second quarter ending June 30, 2010, compared with $368,000 for the corresponding quarter in 2009.

As of June 30, 2010, Compugen had $21.1 million in cash and cash equivalents and short-term bank deposits, compared with $23.4 million (including amounts received in January 2010 from the December 2009 sale of Compugen shares) as of December 31, 2009. These amounts do not include the market values of the 1.15 million Evogene shares held by the Company as of both dates. The Company expects that its net cash usage for the full calendar year will be approximately $5 million, subject to reduction in the event that additional research revenues, initial fees or milestone payments are received during the remainder of the year.

Conference Call and Webcast Information
The Company will host a live webcast and conference call at 10:00AM EDT today, Tuesday, July 27, 2010, to review second quarter 2010 results. In addition, Dr. Anat Cohen-Dayag, Compugen's president and CEO, will give a slide presentation illustrating the medical and commercial potential of the Company’s “discovery on demand” capabilities using, as an example, Compugen’s recently announced product candidate for autoimmune disease, CGEN-15001.

The slide presentation and the audio portion for the conference call need to be accessed separately as follows:

•           To access the audio portion for the call, please either:
▪	Go to Compugen’s website home page, located at www.cgen.com and under Events, click on the link for Audio Portion, or
▪	Click on the following link.for.audio, or
▪	From the U.S. dial +1-866-860-9642, or
▪	From international locations, dial +972-3-918-0610

NOTE: Only by dialing in will you be able to ask questions during the call.

•           To view Dr. Cohen-Dayag’s slide presentation, please either:
▪	Go to Compugen’s website home page, located at www.cgen.com and under Events, click on the link for Slide Presentation, or
▪
Click on the following link.for.slides and in the window which opens after entering your personal information, please select the last option, "Web Participant Application".  This option will enable you to connect without installing software on your computer.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5929 internationally. The replay will be available through July 30, 2010.

(Tables to follow)

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. Compugen’s growing number of collaborations with major pharmaceutical and diagnostic companies cover both (i) the licensing of product candidates discovered by Compugen during the validation of its discovery platforms and in its internal research, and (ii) “discovery on demand” agreements where existing or new Compugen discovery platforms are utilized to predict and select product candidates as required by a partner. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010 Unaudited	2009 Unaudited	2010 Unaudited	2009 Unaudited

Revenues	800	225	925	225

Cost of revenues	198	-	198	-
Research and development expenses	1,339	1,510	2,974	2,923
Less: governmental and other grants	(524)	(368)	(524)	(517)
Research and development expenses, net	815	1,142	2,450	2,406
Sales and marketing expenses	179	213	367	485
General and administrative expenses	545	409	1,565	988
Total operating expenses *	1,539	1,764	4,382	3,879

Operating loss	(937)	(1,539)	(3,655)	(3,654)
Financing income, net	41	279	40	36
Other income, net	-	3,619	-	3,681
Net income (loss) from continuing operations	(896)	2,359	(3,615)	63
Income from discontinued operations	-	5	-	-
Net income (loss)	(896)	2,364	(3,615)	63
Basic and diluted net earnings (loss) per ordinary share	(0.03)	0.08	(0.11)	0.01
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	33,272,718	28,512,440	33,142,182	28,512,440
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	33,272,718	28,754,207	33,142,182	28,746,311

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(U.S. dollars, in thousands)

	June 30, 2010 Unaudited	December 31, 2009 Audited

ASSETS

Current assets
Cash and cash equivalents and short-term bank deposits	21,052	15,639
Restricted cash	143	161
Trade receivables	250	-
Receivables and prepaid expenses	1,813	720
Receivables on account of shares	-	7,790
Total current assets	23,258	24,310

Long-term investments
Investment in Evogene	3,784	3,898
Long-term lease deposits	18	18
Severance pay fund	1,253	1,224
Total long-term investments	5,055	5,140

Property and equipment, net	641	735
Total assets	28,954	30,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	1,082	1,357
Deferred revenues	69	113
Total current liabilities	1,151	1,470

Accrued severance pay	1,468	1,317

Total shareholders’ equity	26,335	27,398
Total liabilities and shareholders’ equity	28,954	30,185